Filed by Duddell Street Acquisition Corp.
This communication is filed pursuant to Rule 425 under the United States
Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Duddell Street Acquisition Corp.
Commission File Number: 001-39672
Date: December 29, 2021

To: FiscalNote Global Team

From: Tim Hwang

Subject: Acquisition Announcement

Date: Wednesday, December 29, 2021

FiscalNote Global Team,

First and foremost, I’d like to wish you and yours a very happy and healthy holiday season and New Year, and thank each and every one of you for the role you have played in making 2021 a huge success for FiscalNote.

As we close out 2021, a year of amazing growth in our business and across our teams, I am excited to share the news that we have entered into a definitive agreement to acquire Seoul, South Korea-based Aicel Technologies. Pending regulatory review and customary closing conditions, the deal is expected to close in the first quarter of 2022.

Founded in 2016, Aicel Technologies is a high-growth software and alternative data provider that leverages both proprietary and licensed data combined with machine learning to provide its global customers with impactful value and insights to drive timely business decisions.

Aicel collects, processes, and refines datasets, known as alternative data, for its clients in some of the most sought-after information in the global marketplace today - including ESG metrics, trade and export information by product, aggregated consumer and retail transactions, patent filings, food delivery and home-sharing data, e-Commerce sales information, and more. The customers seeking this mission-critical information - investment firms, hedge funds, asset management companies, multinational corporations, and many other financial services and ‘fintech’ corporations - represent a rapidly-emerging global market which offers our company formidable new business opportunities and positions us for further worldwide growth. Aicel also powers a data exchange marketplace through its Data-As-A-Service that enables third-party data providers and vendors to rapidly partner with Aicel to market new datasets quickly and efficiently.

Specifically for FiscalNote, this acquisition is both timely and consequential on a number of fronts. It greatly strengthens our leadership in the alternative data market on a global scale by complementing the datasets and information we currently provide through Predata and Forge.AI and equipping us with a deeper set of alternative data products, bringing even more value to the suite of offerings in this area we provide our customers. The acquisition of Aicel further expands FiscalNote’s capabilities in a number of new alternative data products by providing a broader set of business information and analytics products, especially in the regulated sectors of the future such as: ride sharing, home sharing, food delivery, and more. The Aicel Data-as-a-Service capability will enable FiscalNote to rapidly enter new markets for alternative data and information to a broader set of customers.

It will also help optimize and drive business development and revenue growth in markets such as Korea, the Asia-Pacific region, Europe, and the U.S. by expanding FiscalNote’s global footprint and coverage, coming on the heels of our acquisition of world-class market intelligence leader FrontierView in November.

And, finally, with this acquisition, we will fully achieve our declared M&A target goals for 2021, reinforcing the credibility and promise of our growth strategy with investors and analysts at a critical moment in our journey to becoming a publicly-traded company in 2022.

Our integration plan for Aicel has the company operating as a stand-alone entity within FiscalNote and continuing to be led by its current CEO, Min Kim. Min will report to Gerald Kierce, Vice President & General Manager of FN Cloud, and collaborate with our exceptional data teams to drive business objectives, sales, technology innovation, product scaling, and market penetration.

As always, I am deeply grateful to the many individuals across various functional teams who worked with great diligence and dedication to make this international transaction a success - especially during the holiday season. Please join me in thanking: Gerald Kierce, Yojin Yoon, Sarah Key, Andrew Hian-Cheong, Hilary Albrecht, Bryson Keenan, Josh Resnik, Vlad Eidelman, Ryan Khuri, Mike Stubbs, Kaitlin Haas, Jennifer Warren, Jennifer Yi Boyer, Jon Slabaugh, and Paul Donnell.

It’s remarkable to note this is our 10th announced acquisition - and our last! - for the year, successfully concluding our 2021 M&A game plan. While it has taken a lot of effort, each acquisition and each new team has fulfilled a critical strategic purpose and has greatly strengthened our company, our position in the marketplace, and almost immeasurably enhanced FiscalNote’s offerings to our valued customers. It has propelled us even further beyond our competitors, and lifted us to a new level of market leadership and excellence on a global scale.

I could not be more proud of what we have accomplished together - even as many of you finalize projects and close on renewals and new sales in these last few days - and am even more excited about what is to come in the future for all of us…

Cheers…and Happy New Year, FiscalNoters!

Tim

Tim Hwang

Chairman and CEO

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (FiscalNote), Duddell Street Acquisition Corp. (“Duddell Street”) has filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street is included in the proxy statement/prospectus for the proposed business combination, which is available at www.sec.gov and can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.